Exhibit 99.1
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto completes divestment of 61 per cent of Alcan Engineered Products
4 January 2011
Rio Tinto has completed the divestment of 61 per cent of Alcan Engineered Products (AEP) to certain investment funds affiliated with Apollo Global Management, LLC (Apollo) and the Fonds Stratégique d’Investissement (FSI). The terms of the transaction are confidential.
Apollo is now the majority shareholder in AEP with a 51 per cent stake in a new holding company for AEP, with the FSI holding 10 per cent. Rio Tinto holds a 39 per cent stake.
Guy Elliott, chief financial officer, Rio Tinto, said: “The closing of our majority divestment in AEP marks Rio Tinto’s exit of substantially all downstream businesses. Since 2008, we have completed divestments in excess of US$11 billion.”
In 2009, Rio Tinto divested the Composites division of the Engineered Products business. The Group maintains its ownership of Alcan Cable.
In 2010, Rio Tinto completed divestments of US$4.2 billion comprising Alcan Packaging Food Americas, Alcan Packaging global Pharmaceuticals, global Tobacco, Food Europe and Food Asia divisions, Vickery (Coal & Allied), Maules Creek (Coal & Allied), Alcan Beauty Packaging, Alcan Medical Flexibles and Cloud Peak Energy.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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